UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2024

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan,
5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F☒         Form 40-F ☐

On June 12, 2024, XTL Biopharmaceuticals Ltd. (the “Company”) announced that it will hold an Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) on July 22, 2024, at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel at 03:00 PM (Israel Time).

The Company announces today, the results of the Annual and Extraordinary Meeting, held today, Monday, July 22, 2024, in Bnei Brak, Israel. At the Meeting, all of the proposals set forth in Company’s announcement dated June 12, 2024 were approved by the required majority of the shareholders. The resolutions were as follows:

1.	To appoint Somekh Chaikin, Certified Public Accountants in Israel and a member firm of KPMG as the Company’s independent auditors for the fiscal year ending December 31, 2024, and to authorize the Boad of Directors, upon the recommendation of the Audit Committee to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

2.	To re-elect Mr. Alexander Rabinovitch to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

3.	To re-elect Mr. Shlomo Shalev to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

4.	To re-elect Mr. Doron Turgeman to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

5.	To approve the terms and provisions of the acquisition of The Social Proxy Ltd. (“Social Proxy”), as more fully detailed in the Company’s Form 6-K dated June 5, 2024 (the “Transaction”) which includes (a) the issuance to the shareholders of Social Proxy such number of ADS’s of the Company which represent 44.6% of the issued and outstanding share capital of the Company and (b) the payment of US$430,000 in cash to the shareholders of Social Proxy.

6.	To approve the consummation of the Transaction by the Company and to authorize, empower and direct the Chief Executive Officer of the Company, in the name and on behalf of the Company, to take or cause to be taken any and all such further actions he deems necessary for the completion of such consummation.

7.	To approve, conditional upon the consummation of the Transaction, the election of Mr. Tal Klinger to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

8.	To approve, conditional upon the consummation of the Transaction, the election of Mr. Yair Redl to our Board of Directors for a term expiring at our next annual general meeting of shareholders.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company has IP surrounding hCDR1 for the treatment of Lupus disease (SLE) and Sjögren’s Syndrom (SS) and has decided, to explore collaboration with a strategic partners in order to execute the clinical trials. In parallel, the Company is actively looking to expand and identify additional assets to add to XTL’s portfolio.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: July 22, 2024	By:	/s/ Shlomo Shalev
Shlomo Shalev
Chief Executive Officer

2